April 24, 2014

Mr. Ethan Horowitz
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:     Pinnacle Foods Inc.
Form 10-K for Fiscal Year Ended
December 29, 2013
Filed March 6, 2014
File No. 001-35844

Dear Mr. Horowitz:

In response to your letter of April 14, 2014, Pinnacle Foods Inc. (the “Company”) provides the information below. The comments contained in your letter appear below in bold face type for reference during your review.

Adjusted EBITDA, page 49

1.
We note your Adjusted EBITDA includes what appears to be a pro forma adjustment detailed in footnote 1 as “the acquired EBITDA for Wish-Bone for the period for fiscal 2013 prior to the Wish-Bone acquisition and the net cost savings projected to be realized from acquisition synergies.” As such, please rename the metric to address the pro forma aspect of the disclosure.

Company response:

In response to the Staff’s comment, the Company will revise the description of the adjustment detailed in footnote 1 in all future periods (to the extent applicable), beginning with its periodic report on Form 10-Q for the quarter ended March 30, 2014 to address the pro forma aspect of the disclosure. With respect to Wish-Bone Acquisition adjustments, the footnote describing the adjustment will be revised to read as follows:

399 Jefferson Road, Parsippany, New Jersey 07054 973.541.6622

Represents pro forma additional EBITDA from Wish-Bone for the period for fiscal 2013 prior to the Wish-Bone acquisition and the net cost savings projected to be realized from acquisition synergies, calculated consistent with our definition of Adjusted EBITDA.

The Company respectfully advises the Staff that it does not believe renaming the entire metric as “Pro forma” is appropriate given that its debt agreements allow for various pro forma adjustments which are captured in the adjustments themselves depending on the Company’s activities in any given period. The Company believes that these pro forma adjustments are commonly understood to be captured as part of this metric, and, to the extent any individual adjustments are pro forma in nature, such disclosure is more appropriately made in the descriptions of such adjustments.

Notes to Consolidated Financial Statements

Note 15. Segments, page 105

2.
We note you have included the Wish-Bone salad dressings business you acquired in October 2013 in the Duncan Hines Grocery Division reportable segment. Please tell us whether you consider the Wish-Bone salad dressings business to be a separate operating segment. As part of your response, please provide an analysis pursuant to FASB ASC 280-10-50-(1-9).

If you consider this business to be a separate operating segment, please explain your consideration in reporting this business as a separate reportable segment pursuant to FASB ASC 280-10-50-10 and provide an analysis against the criteria therein. As part of your response, please address your disclosure on page 123 that Wish-Bone’s total assets represented 10.9% of the related consolidated financial statement amount as of December 29, 2013.

Company response:

In preparing the Annual Report on Form 10-K, the Company concluded that the Wish-Bone salad dressing business is not a separate operating segment.

Pursuant to FASB ASC 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics:

1.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

2.	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

3.	Its discrete financial information is available.

399 Jefferson Road, Parsippany, New Jersey 07054 973.541.6622

The Company concluded that the Wish-Bone brand is not a separate operating segment because the operating results of any of the Company’s individual brands are not regularly reviewed by the Company’s chief operating decision maker (“CODM”), who is its Chief Executive Officer. While recognizing that the Wish-bone brand engages in business activities from which it may earn revenues and incur expenses, the Wish-Bone brand is managed in exactly the same manner as all of the Company’s other brands, including those in the Duncan Hines Grocery Division operating segment. Effective as of the beginning of 2014, the Wish-Bone brand is included in Pinnacle Foods Inc.’s “one order, one truck, one invoice” customer management where all brands are handled identically. The same broker sales network is used, the brand is sold to the same customers in the “center of store” and is distributed to these customers in the same manner as the other brands within the Duncan Hines Grocery Division operating segment.
The CODM receives information that allows him to assess performance and make resource allocation decisions at the operating segment level and not at the individual product level. The Company’s division presidents then allocate resources to the individual brands within its operating segments. Wish-Bone is therefore treated no differently than any of the other brands within the Company’s Duncan Hines Grocery division operating segment.
Generally, financial reports reviewed by the CODM do not include any profitability measure by brand, but rather by operating segment. However, in the first year after an acquisition, the bottom line profitability of the acquired business is typically reported for two reasons: 1) to measure the acquired brand against the acquisition model and 2) to more transparently evaluate the existing business on a comparable basis until twelve months of actual activity of the acquired brand exists. The profitability of the acquired brand is not provided for purposes of assisting in resource allocation and will not be tracked by the CODM after one year from the acquisition date.
Based on the above facts and circumstances, in preparing the Annual Report on Form 10-K, the Company concluded that the Wish-Bone salad dressing business is not a separate operating segment. Correspondingly, it therefore is not a separate reportable segment even though it would have been considered significant as of December 30, 2013 because it satisfied the 10% of assets quantitative test.

3.	Please explain your consideration in reporting revenues for each of your products or each group of your similar products pursuant to FASB ASC 280-10-50-40.

Company response:

ASC 280-10-50-40 requires the disclosure of “revenues from external customers for each product and service or each group of similar products and services unless it is impractical to do so.” The Company looked to the aggregation criteria in ASC 280-10-50-11 in order to determine whether groups of products are similar. Historically, based on this analysis, the Company’s conclusion was that revenues by product type were equivalent to reporting segments revenues. Criteria used in the Company’s analysis included, but was not limited to, the products’ economic characteristics, production processes, class of customer and distribution processes. However, upon further consideration of ASC 280-10-50-40, the Company respectively suggests that disaggregation of our Duncan Hines Grocery and Specialty Foods operating segments would further enhance its

399 Jefferson Road, Parsippany, New Jersey 07054 973.541.6622

disclosures. As such, the Company proposes updating its disclosure prospectively, beginning in its upcoming periodic report on Form 10-Q for the quarter ended March 30, 2014 to report revenues for each of its similar products. The disclosure will take the following format:

Net sales by product type were:

	Three months ended
	March 30,	March 31,
	2014	2013
Net Sales
Frozen	$—	$338,127
Meals & Meal Enhancers (1)	—	174,402
Desserts	—	75,952
Snacks	—	24,500
Total	$—	$612,981

(1)	The Wish-Bone salad dressing business was acquired on October 1, 2013 and will add approximately $190 million of annual sales to Meals & Meal Enhancers.
In connection with this response, management acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should the staff require any additional information, please contact me at 973-541-6622.

Sincerely,

/s/ CRAIG STEENECK
Craig Steeneck Executive Vice President and Chief Financial Officer

399 Jefferson Road, Parsippany, New Jersey 07054 973.541.6622